EXHIBIT 1.02

POWER INTEGRATIONS, INC.
Conflict Minerals Report
For The Year Ended December 31, 2013

Introduction

This is the Conflict Minerals Report of Power Integrations, Inc. (“Power Integrations”) for the calendar year ended December 31, 2013, presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) section 1502. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Company Overview

We design, develop and market analog and mixed-signal integrated circuits (ICs) and other electronic components and circuitry used in high-voltage power conversion. Our products are used in power converters that convert electricity from a high-voltage source to the type of power required for a specified downstream use. In most cases this conversion entails, among other functions, converting alternating current (AC) to direct current (DC) or vice versa, reducing or increasing the voltage, and regulating the output voltage and/or current. In addition, we offer IGBT drivers containing multiple ICs, electrical isolation components and other circuitry - used to operate arrays of high-voltage, high-power transistors. Power Integrations primarily relies on its contract manufacturers and direct suppliers for the manufacturing of its high-voltage analog integrated circuits and IGBT drivers.

Conflict Minerals Policy

Power Integrations' policy statement regarding conflict minerals has been made available on its website since March 2013. The policy in place during the reporting period was as follows:

On August 22, 2012, the United States Securities and Exchange Commission (SEC) adopted the conflict minerals rule pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, requiring all publicly traded companies to disclose the use of “conflict minerals” necessary to the functionality or production of their products manufactured or contracted to be manufactured.

The term "conflict minerals" refers to specific minerals originating from the Democratic Republic of the Congo (DRC) or adjoining countries (aka the Covered Countries) which directly or indirectly finance or benefit armed groups. The specific minerals identified are:

•Coltan (columbite-tantalite) and its derivatives (Tantalum)

•	Cassiterite and its derivatives (Tin)

•	Wolframite and its derivatives (Tungsten)

•	Gold

Power Integrations has considered the rule’s requirements, related guidance from the Organization for Economic Cooperation and Development (OECD), the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) and is committed to complying with this legislation.

Tantalum, tin, tungsten and gold, or 3TG, minerals are necessary to the functionality or production of the products contracted to manufacture by Power Integrations. However, Power Integrations does not purchase these minerals directly from the smelters or mines. Power Integrations relies on its manufacturing partners for the manufacturing of its products. The requirement to source such minerals from the list of compliant smelters and refiners per www.conflictfreesmelter.org has been communicated to all manufacturing partners including the direct suppliers and distributors through the use of the EICC-GeSI Conflict Minerals Reporting Template.

Power Integrations encourages its manufacturing partners including the direct suppliers and distributors to have a purchasing policy/supplier selection program to ensure that all products manufactured or sold by Power Integrations that contain tantalum, tin, tungsten and gold are conflict-free or sourced from the list of compliant smelters and refiners.

CONFLICT MINERALS DISCLOSURE

Reasonable Country of Origin Inquiry (RCOI)

Products Containing Conflict Minerals (3TG):

Based upon Power Integrations' internal assessment, the products we sell contain conflict minerals ("3TG"). Tantalum may be present in some capacitors, high-power resistors and sensors used in IGBT drivers. Tin is used in solder paste, printed circuit board surface metallization and external lead plating. Tungsten is either used as a sputter target or in the gas tungsten hexafluoride ("WF6") during the manufacturing process, while gold is typically used for wire bonding that provides electrical connection between the silicon chip and the external leads of integrated circuits, for printed circuit board surface metallization, and in the plating for jumpers and connectors.

Inquiry Process:

Power Integrations has adopted the Conflict Minerals Reporting Template released by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC-GeSI) and is a member of Conflict-Free Sourcing Initiative (CFSI) of the EICC-GeSI. All contract manufacturers receive and sign a “Manufacturing Partnership Manual” agreement that informs our suppliers about the conflict mineral requirements. We send the EICC-GeSI Conflict Minerals Reporting Template (“Supplier Survey”) to all contract manufacturers, PCB assembly suppliers and distributors, and resend it whenever there is a template revision.

Power Integrations performs the following related to the Supplier Surveys:

•	Evaluates the responses from the suppliers and provides training where necessary.

•	Compares the smelters and refiners identified by the direct suppliers against the smelter list provided by the CFSI's independent third-party smelter audit program.

•	Reviews the Supplier Surveys for completeness and follows up on incomplete information or information that would lead us to believe material is not DRC conflict-free.

•	Summarizes all responses into a Conflict Minerals Reporting Template.

Results of Inquiry

As of the date of this filing, based on the RCOI responses and analysis of such responses, as it applies to the calendar year ended December 31, 2013, Power Integrations' cannot ascertain the source mine and country of origin of all of the relevant conflict minerals or 3TG minerals and/ or their derivatives, which are necessary to the functionality or production of our products. Therefore, we have continued to proceed with additional due diligence procedures for the purpose of determining the status of our products, as it pertains to the source and chain of custody of conflict minerals.

Due Diligence Measures

Power Integrations' conflict minerals policy and the associated due-diligence program are based on the OECD five-step framework known as OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

The following steps outline the due diligence measures taken to determine the country of origin:

1.	Policy and Management System

Conflict Minerals Policy - The policy establishes Power Integrations’ expectations of its suppliers to source the required minerals from the list of compliant smelters and refiners per www.conflictfreesmelter.org. The policy resides on our website under “Operations and Sustainability” and can be accessed directly from http://www.powerint.com/sites/default/files/PDFFiles/company/ConflictMineralsPolicy.pdf. The policy is periodically reviewed and updated, if necessary.
Management System - The Conflict Minerals policy is formally documented in Power Integrations' Regulatory Compliance Policy. Direct suppliers (contract manufacturers) are required to provide information on the smelters or refiners in their supply chain using the EICC-GeSI Conflict Minerals Reporting Template.

2.	Risk Assessment
Power Integrations adopted the Conflict Minerals Reporting Template developed by the EICC-GeSI. Power Integrations' quality assurance department:

•reviews and ascertains the products that contain conflict minerals (3TG).
•identifies the direct suppliers that provide products containing conflict minerals.

•	evaluates the responses via the Conflict Minerals Reporting Template from the suppliers and provides training where necessary.

•	compares the smelters and refiners identified by the direct suppliers against the smelter list provided by the Conflict Free Sourcing Initiative’s independent third party smelter audit program; and

•	summarizes all responses into a Conflict Minerals Reporting Template.

Based on the results of this process, Power Integrations has been able to determine the smelters from which certain of its conflict minerals originate, which are listed at the end of this report under “Smelters Reported by the Direct Suppliers.”

3.	Mitigate Risk
Power Integrations understands that the global supply chain of conflict minerals is complex and that disclosure of mineral sources is often considered confidential. To reduce potential supply chain risk, Power Integrations communicated the requirements of the Dodd-Frank Act to its direct suppliers, and encouraged its direct suppliers to train their smelters and to recommend that their smelters and refiners participate in an independent assessment through the EICC-GeSI Conflict-Free Smelter Program.

4.	Audit of Smelters/Refiners
As a non-member partner company of the EICC-GeSI CFSI, Power Integrations leveraged the due diligence conducted on smelters and refiners by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). Efforts to determine mine or location of origin through CFSI are described on the CFSI website at www.conflictfreesmelter.org.

5.	Report on Supply Chain Due Diligence
The Form SD Specialized Disclosure and the Conflict Minerals Report constitute Power Integrations’ annual report on its Conflict Minerals Due Diligence. The Form SD to which this report is attached as Exhibit 1.02 for the calendar year 2013 is filed with the SEC.

Additional Steps

Power Integrations maintains an ongoing effort to mitigate the risk that armed groups could benefit from our use of conflict minerals. Power Integrations continues to encourage its direct suppliers to train their smelters and to recommend that their smelters and refiners participate in an independent assessment through the EICC-GeSI Conflict-Free Smelter Program.

Limitations on Due Diligence

This Conflict Minerals Report is based on the due-diligence activities performed to date in good faith by Power Integrations and is based on the infrastructure and information available at the time of the filing of this report. There are factors that could affect the accuracy of the information. These factors include, but are not limited to, incomplete supplier data or available smelter data, errors or omissions by suppliers or smelters, evolving definition and confirmation of smelters, incomplete information from industry or other third-party sources, continuing guidance regarding the SEC final rules, and other issues.

SMELTERS REPORTED BY THE DIRECT SUPPLIERS

Conflict Minerals	Smelter	Location	Smelter ID
Gold	Argo-Heraeus SA	Switzerland	CID000077
Gold	Asahi Pretec Corporation	Japan	CID000082
Gold	Dowa	Japan	CID000401
Gold	Heraeus Ltd. Hong Kong	Hong Kong	CID000707
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany	CID000711
Gold	Ishifuku Metal Industry Co., Ltd	Japan	CID000807
Gold	Johnson Matthey Inc.	United States	CID000920
Gold	JX Nippon Mining & Metals Co., Ltd	Japan	CID000937
Gold	LS-Nikko Copper Inc.	S. Korea	CID001078
Gold	Matsuda Sangyo Co., Ltd	Japan	CID001119
Gold	Metalor Technologies SA	Switzerland	CID001153
Gold	Mitsubishi Materials Corporation	Japan	CID001188
Gold	Mitsui Mining and Smelting Co., Ltd	Japan	CID001193
Gold	Navoi Mining & Metallurgical Combinat	Uzbekistan	CID001236
Gold	PAMP SA	Switzerland	CID001352
Gold	Rand Refinery (Pty) Ltd	South Africa	CID001512
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd	China	CID001622
Gold	Sumitomo Metal Mining Co., Ltd	Japan	CID001798
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	CID001875
Gold	Tokuriki Honten Co., Ltd	Japan	CID001938
Gold	Valcambi SA	Switzerland	CID002003
Gold	Western Australian Mint Trading as The Perth Mint	Australia	CID002030
Gold	Xstrata Canada Corporation	Canada	CID000185
Tantalum	Unknown	Unknown	-
Tin	EM Vinto	Bolivia	CID000438
Tin	Fenix Metals	Polen	CID000468
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd	China	CID000538
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	CID001105
Tin	Minsur	Peru	CID001182
Tin	OMSA	Bolivia	CID001337
Tin	PT Bangka Tin Industry	Indonesia	CID001419
Tin	PT Bukit Timah	Indonesia	CID001428
Tin	PT Tambang Timah	Indonesia	CID001477
Tin	PT Timah	Indonesia	CID001482
Tin	PT Tinindo Inter Nusa	Indonesia	CID001490
Tin	Mineracao Toboca S.A.	Brazil	CID001173
Tin	Thaisarco	Thailand	CID001898
Tin	Yunnan Chengfeng	China	CID002158
Tin	Yunnan Tin Co., Ltd	China	CID002180
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd	China	CID000258
Tungsten	Ganzhou Grand Sea W & Mo Group Co., Ltd	China	-
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd	China	CID000875
Tungsten	Ganzhou Sinda W&Mo Co., Ltd	China	CID000524
Tungsten	Global Tungsten & Powders Corp.	USA	CID000568
Tungsten	Hunan Chun-Chang Nonferrous Smelting & Concentration Co., Ltd	China	CID000769
Tungsten	Nanchang Cemented Carbide Limited Liability Company	China	-
Tungsten	Xiamen Tungsten Co., Ltd	China	CID002082
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd	China	CID000232
Tungsten	Zhuzhou Cemented Carbide Group Co., Ltd	China	CID002236

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